FORM 3                                                 OMB APPROVAL
                                                  OMB NUMBER  3235-0104
                                                  EXPIRES: September 30, 1998
                                                  Estimated Average burden
                                                  hours per response.....0.5

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

INITIAL STATEMENT OF BENEFICIAL

OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company act of 1940

1.   Name and Address of Reporting Person
     The Hearst Family Trust
     888 Seventh Avenue
     New York, New York  10016

2.   Date of Event Requiring Statement (Month/Day/Year)
     June 6, 1997

3.   IRS or Social Security Number of Reporting Person (Voluntary)
     Not applicable

4.   Issuer Name and Ticker or Trading Symbol
     Microleague Multimedia, Inc.
     (NASDAQ Small Capitalization: MLMI)

5.   Relationship of Reporting Person to Issuer (Check all applicable)
           Director                           X   10% Owner
           Officer (give title below)             Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)
     Not applicable

___________________________________________________________________________


TABLE I - NON DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Security (Instr. 4)
     a)   Common Stock, par value $.01 per share

2.   Amount of Securities Beneficially Owned (Instr. 4)
     a)   892,416

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
     a)   I
4.   Nature of Indirect Beneficial Ownership (Instr. 5)
     By The Hearst Corporation


___________________________________________________________________________


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Derivative Security (Instr. 4)
     Warrants

2.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable: 6/6/97
     Expiration Date:  6/5/02

3.   Title and Amount of Securities Underlying Derivative Security (Instr.
     4)
     100,000 shares of Common Stock, par value $0.01

4.   Conversion or Exercise Price of Derivative Security
     $4.75/share

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)
     I

6.   Nature of Indirect Beneficial Ownership (Instr. 5)
     By The Hearst Corporation

___________________________________________________________________________


Explanation of Responses:

                              THE HEARST FAMILY TRUST


                                    /s/  Victor F. Ganzi           6/16/97
                               -------------------------------    --------
                              Name:  Victor F. Ganzi                Date
                              Title: Trustee
                               **Signature of Reporting Person


** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.